MONY Life Insurance Company of America

525 Washington Boulevard

Jersey City, New Jersey 07310

SHANE DALY

Vice President and

Associate General Counsel

(212)314-3912

FAX (212)707-1791

LAW DEPARTMENT

February 19, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	MONY Life Insurance Company of America (“MONY America”) Request to Withdraw Registration Statement on Form S-1 Filed February 15, 2019 File No. 333-229709 CIK # 0000835357

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, MONY America (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form S-1 (File No. 333-229709), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold.  On Friday, February 15, 2019, the Registrant experienced a technical error which caused the Registration Statement to file on the Securities and Exchange Commission’s EDGAR system with no data attached. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

Please do not hesitate to contact the undersigned or Dodie Kent, Esq. of Eversheds Sutherland (US) LLP at (212) 389-5080 with any questions with regard to this matter.

Very truly yours,

/s/ Shane Daly
Shane Daly

cc:                                Elisabeth Bentzinger, Esq.

Dodie Kent, Esq.